SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                            Tele 1 Europe Holding AB
                            ------------------------
                                (Name of Issuer)


                          American Depositary Receipts
                          ----------------------------
                         (Title of Class of Securities)


                                    W95875105
                                    ---------
                                 (CUSIP Number)


                                 March 15, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]  Rule 13d-1(b)

             [_]  Rule 13d-1(c)

             [X]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. W95875105                   13G                    Page 2 of 11 Pages

1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Providence Equity Partners L.P.


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a)  [_]  (b)  [_]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF         5.     SOLE VOTING POWER

SHARES                         None
                               ----

BENEFICIALLY      6.     SHARED VOTING POWER

OWNED BY                 29,906,549
                         ----------

EACH              7.     SOLE DISPOSITIVE POWER

REPORTING                      None

PERSON            8.     SHARED DISPOSITIVE POWER

WITH                     29,906,549
                         ----------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        29,906,549

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        Approximately 19.6%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN

CUSIP No. W95875105                   13G                    Page 3 of 11 Pages

1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Providence Equity Partners LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [_] (b)  [_]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF         5.     SOLE VOTING POWER

SHARES                         None
                               ----

BENEFICIALLY      6.     SHARED VOTING POWER

OWNED BY                 30,323,577
                         ----------

EACH              7.     SOLE DISPOSITIVE POWER

REPORTING                      None

PERSON            8.     SHARED DISPOSITIVE POWER

WITH                     30,323,577
                         ----------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,323,577

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        Approximately 19.9%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO

CUSIP No. W95875105                   13G                    Page 4 of 11 Pages

1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Providence Equity Partners II L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [_] (b)  [_]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF         5.     SOLE VOTING POWER

SHARES                         None
                               ----

BENEFICIALLY      6.     SHARED VOTING POWER

OWNED BY                 417,028
                         -------

EACH              7.     SOLE DISPOSITIVE POWER

REPORTING                      None

PERSON            8.     SHARED DISPOSITIVE POWER

WITH                     417,028
                         -------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        417,028

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        Approximately 0.3%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN

CUSIP No. W95875105                   13G                    Page 5  of 11 Pages

1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jonathan M. Nelson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [_] (b)  [_]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF         5.     SOLE VOTING POWER

SHARES                         None
                               ----

BENEFICIALLY      6.     SHARED VOTING POWER

OWNED BY                 30,323,577
                         ----------

EACH              7.     SOLE DISPOSITIVE POWER

REPORTING                      None

PERSON            8.     SHARED DISPOSITIVE POWER

WITH                     30,323,577
                         ----------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,323,577

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        Approximately 19.9%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

CUSIP No. W95875105                   13G                    Page 6 of 11 Pages

Item 1(a).  Name of Issuer:

Tele 1 Europe Holding AB

Item 1(b).  Address of Issuer's Principal Executive Offices:

Hangovagen 25, Vartahamnen Positionen 146, Stockholm, Sweden  115 74

Item 2(a).  Name of Person Filing:

Providence Equity Partners LLC
Providence Equity Partners L.P.
Providence Equity Partners II L.P.
Jonathan M. Nelson

Item 2(b).  Address of Principal Business Office, or if None, Residence:

50 Kennedy Plaza, Providence, Rhode Island  02903

Item 2(c).  Citizenship:

Providence Equity Partners L.P. and Providence Equity Partners II L.P. are Delaware limited partnerships

Providence Equity Partners LLC is a Delaware limited liability company

Mr. Nelson is a citizen of the United States of America


Item 2(d).  Title of Class of Securities:

American Depositary Receipts

Item 2(e).  CUSIP Number:

W95875105

Item 3. If this  Statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

        (a)     [_] Broker or dealer registered under Section 15 of the Exchange
                Act.

        (b)     [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) [_] Investment company registered under Section 8 of the Investment Company Act.

        (e)     [_]   An   investment    adviser   in   accordance   with   Rule
                13d-1(b)(1)(ii)(E).

        (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

        (j)     [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        Not Applicable.

CUSIP No. W95875105                   13G                    Page 7  of 11 Pages

Item 4.    Ownership.

        (a)     Amount beneficially owned:

        Providence Equity Partners L.P. ("PEP") owns of record 29,906,549 American Depositary Receipts. Providence Equity Partners II L.P. ("PEP II") owns of record 417,028 American Depositary Receipts.

        Providence Equity Partners LLC ("LLC") is the sole general partner of each of PEP and PEP II, and thus may be deemed to possess indirect beneficial ownership of the American Depositary Receipts beneficially owned by PEP and PEP II. LLC disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

        Jonathan M. Nelson owns 50% of the membership interests in the LLC, and thus may be deemed to possess indirect beneficial ownership of the American Depositary Receipts beneficially owned by PEP and PEP II. Mr. Nelson disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

        (b)     Percent of class: Approximately 19.9% in the aggregate

        (c)     Number of shares as to which such person has:

        (i)     Sole power to vote or to direct the vote: None

        (ii)    Shared power to vote or to direct the vote: 30,323,577

        (iii)   Sole power to dispose or to direct the disposition of: None

        (iv)    Shared  power  to  dispose  or to  direct  the  disposition  of:
                30,323,577

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

Not Applicable.

CUSIP No. W95875105                   13G                    Page 8 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001
-------------------------------
(Date)

Providence Equity Partners L.P.
By Providence Equity Partners LLC, its general partner


/s/ Jonathan M. Nelson
------------------------------
Name


Jonathan M. Nelson, President
-----------------------------
(Name/Title)

Attention:- Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. W95875105                   13G                    Page 9 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001
-------------------------------
(Date)

Providence Equity Partners II L.P.
By Providence Equity Partners LLC, its general partner


/s/ Jonathan M. Nelson
------------------------------
Name


Jonathan M. Nelson, President
-----------------------------
(Name/Title)

Attention:- Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. W95875105                   13G                    Page 10 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001
-------------------------------
(Date)

Providence Equity Partners LLC


/s/ Jonathan M. Nelson
------------------------------
Name


Jonathan M. Nelson, President
-----------------------------
(Name/Title)

Attention:- Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. W95875105                   13G                    Page 11 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001
-------------------------------
(Date)



/s/ Jonathan M. Nelson
------------------------------
Name


Jonathan M. Nelson
------------------
(Name/Title)

Attention:- Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D with respect to the American Depositary Receipts of Tele 1 Europe Holding AB and further amendments thereto. This Joint Filing Agreement shall be filed as an Exhibit to the Schedule 13D.

Date:    February 13, 2001



/s/ Jonathan M. Nelson
------------------------------
Jonathan  M.  Nelson,  individually  and as a  President  of  Providence  Equity
Partners LLC, for itself and as the general partner of Providence Equity Partners L.P. and Providence Equity Partners II L.P.